MR

14048951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-68730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFPG Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 W. South Jordan Parkway, Suite 240
(No. and Street)

South Jordan	UT	84095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Badalamenti — 303-904-9614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1785 W. 2320 S.	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/24/14

OATH OR AFFIRMATION

I, Charles R. Badalamenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFPG Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIK PHARRIS
Notary Public
State of Colorado
Notary ID 20014036961
My Commission Expires Nov 26, 2017

Signature

Chief Financial Officer/FinOp

Title

2/27/2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFPG INVESTMENTS, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2013

DFPG INVESTMENTS, INC.

TABLE OF CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of DFPG Investments, Inc.
406 West South Jordan Parkway, Suite 240
South Jordan, Utah 84095

Report on the Financial Statements

We have audited the accompanying financial statements of DFPG Investments, Inc. (a Utah Profit Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DFPG Investments, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the attached schedules related to the computation and reconciliation of net capital as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the attached schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the attached schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014

DFPG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

	2013
ASSETS	
Current Assets	
Cash and cash equivalents	$456,117
Accounts receivable, net	44,458
Other receivables	470
Prepaid expense	10,550
Other assets	9,704
Total Current Assets	**521,299**
Office equipment	7,843
Accumulated depreciation	(1,805)
Total Office Equipment	**6,038**
Total Assets	**$527,337**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$10,567
Commissions payable	37,099
Accrued payroll and other liabilities	40,302
Total Current Liabilities	**87,968**
Stockholders' Equity	
Common stock, no par value: Authorized 3,000 shares; outstanding 1,250 shares	439,369
Total Liabilities and Stockholders' Equity	**$527,337**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

	2013
Revenues	
Commissions	$5,814,940
Other	781,393
Total Revenues	**6,596,333**
Expenses	
Commissions	5,290,401
Compensation and related benefits	255,960
Office overhead and operating	45,212
Professional fees	99,092
Licensing and registration	26,592
Depreciation	1,048
Other	134,803
Total Expenses	**5,853,108**
Net Income	**$743,225**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance at December 31, 2012	$ -	$154,000	$130,965	$284,965
Shareholder Distributions			($588,821)	($588,821)
Net Income			$743,225	$743,225
Balance at December 31, 2013	$ -	$154,000	$285,369	$439,369

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013

	2013
Cash Flows from Operating Activities	
Net income	$743,225
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Depreciation expense	1,048
Changes in operating assets and liabilities:	
Accounts receivable	54,735
Other receivables	17,500
Prepaid expenses and other assets	1,157
Accounts payable and accrued liabilities	(47,256)
Net Cash from Operating Activities	770,409
Cash Flows from Investing Activities	
Purchase of office equipment	(1,910)
Net Cash from Investing Activities	(1,910)
Cash Flows from Financing Activities	
Shareholder Distributions	(588,821)
Net Cash from Financing Activities	(588,821)
Net Change in Cash and Cash Equivalents	179,678
Cash and Cash Equivalents at Beginning of the Year	276,439
Cash and Cash Equivalents at End of the Year	$456,117
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, INC. ("Company") was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage services and is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the trade date, which is the date the transaction is executed.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2013, cash and cash equivalents of $752,546 were held at one financial institution. We are also exposed to concentrations of credit risk related to our cash deposits. We maintain cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, our cash balance may exceed the balance insured by the FDIC. We monitor such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. At December 31, 2013, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2013 was $1,048.

Rent Expense

The Company's rent expense for its office space was $21,600 for the year ended December 31, 2013.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2013, management has determined that there are no material uncertain income tax positions. The Company is subject to federal, state and local income tax examinations by tax authorities since their incorporation on October 13, 2010.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

During 2013, DFPG Investments, Inc. effected securities transactions at several of its branch office locations. One such branch office was Diversified Financial Planning, Inc. located in South Jordan, Utah. The owners of this branch office location also hold an ownership position in DFPG Investments, Inc.

Note 4 – Lease Commitments

The Company entered into a sublease agreement for office space with Diversified Financial Planning, Inc., a related party (see Note 3), in July 2011. The lease requires monthly payments of $1,800 through March 31, 2014. At December 31, 2013, the future minimum lease payments under the lease are as follows:

2014	5,400
Thereafter	-

Note 5 – Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents concentrations in revenue for the year ended December 31, 2013:

	2013
Revenue from the sale of private placements / DPPs	44%
Revenue from the sale of real estate investment trusts	23%
Revenue from the sale of investments company shares	13%
Revenue from the sale of variable annuities	7%
Other	13%

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $368,149, which was $362,284 in excess of its required net capital of $5,865. The Company's ratio of aggregate indebtedness to net capital is .24 to 1 or 23.89%.

Note 7 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2013 through February 28, 2014, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

SUPPLEMENTAL INFORMATION

DFPG INVESTMENTS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2013

	2013
Net Capital	
Total stockholders' equity	$439,369
Deduct non-allowable assets:	
Non-allowed receivables	(54,632)
Prepaid expenses	(10,550)
Office equipment net of accumulated depreciation	(6,038)
Total stockholders' equity qualified for Net Capital	$368,149
Aggregate Indebtedness	
Payables and accruals	$87,968
Total Aggregate Indebtedness	$87,968
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness	$5,865
Minimum net capital	$5,000
Greater of the two amounts	$5,865
Capital in excess of required minimum	$362,284
Ratio of aggregate indebtedness to net capital	.24

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material difference between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Haynie & Company
Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(G)(1)

To the Board of Directors of DFPG Investments, Inc.
406 West South Jordan Parkway, Suite 240
South Jordan, Utah 84095

In planning and performing our audit of the financial statements of DFPG Investments, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the DFPG Investments, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of DFPG Investments, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by DFPG Investments, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because DFPG Investments, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of DFPG Investments, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that DFPG Investments, Inc. practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of DFPG Investments, Inc.
406 West South Jordan Parkway, Suite 240
South Jordan, Utah 84095

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by DFPG Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DFPG Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. DFPG Investments, Inc.'s management is responsible for DFPG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014